SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 23, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇ;ÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly-Held Company

MATERIAL FACT

In compliance with the Official Letter/CVM/SEP/GEA-2/N. 431/05, Brasil Telecom Participações S.A. (“BTP” or “Company”) hereby transcribes the complete text of the decision pronounced by the Federal Judge of the 4th Circuit Court of the Judiciary Section of the Distrito Federal, on August 19, 2005, in the proceedings of case 2005.34.00.017700 -4:

“CONCLUSION

The present lawsuit is remitted to the Federal Judge of the 4th Federal Circuit Court of the Judiciary Section of the Distrito Federal, Dr. Itagiba Catta Preta Neto, of what, to be recorded, I draft the present term.

Brasília, 08/19/05

Director of the Secretary of the 4th Federal Circuit Court

DECISION

1. The argument adopted by the plaintiff on page 1179 shall be exposed before the Superior Tribunal de Justiça (Superior Court of Justice). That Court, on page 1216, notified this lower Court of the decision rendered by its President, being this lower Court, therefore, only accountable to comply with the Superior judicial command;

2. As per the decision on pages 1196 to 1200, the jurisdiction of this Court was fixed, including for the issues in connection with the matters in litigation in other lawsuits mentioned in such decision;

3. Finally, the decisions rendered by the presidency of the Superior Tribunal de Justiça (pages 819, 1188, 1372 and all the other included in or copied in the lawsuit) make it very clear the intention to allow, as broadly as possible, for the change in the control throughout all the chain of command of Brasil Telecom, the new management assuming full control of all the companies.

4. Accordingly, this Court is entitled to nothing further but to comply with the decision rendered by Superior Tribunal de Justiça, as thoroughly as possible.

5. Additionally, taking into consideration that in the exercise of its power of diligence1 the Judge is not limited to the formalization of the request in strictly formal terms, there is no reason for the corporate books mentioned in the brief on pages 1323 to 1329 to remain in the possession of the company’s former management.

6. Therefore, I GRANT the request of SEARCH AND SEIZURE of the company’s corporate books, as requested on page 1329 - in favor of the current formal managers of the co-defendant Brasil Telecom Participações S/A appointed by Opportunity.

7. In view of ANATEL’s decision published in the Diário Oficial da União (Official Gazette) N. 136, of July 18, 2005, page 72, the DECISION OF PAGES 647 to 649 lost its grounds and IS REVOKED through the present act.

The present decision serves as search and seizure warrant, and the court Process Server is hereby authorized to use all the necessary means to fully comply with the present order.

Brasília, August 19, 2005.

ITAGIBA CATTA PRETA NETO
Federal Judge”

Additionally, Brasil Telecom Participações S.A. informs it is taking all legal actions, through its lawyers, to present to the Judge its reasons and thoughts.

Brasília, August 23, 2005.

Marcos de Magalhães Tourinho
 Investors Relations Director
Brasil Telecom Participações S.A.

______________________
1 e.g. power to grant preliminary orders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Marcos de Magalhães Tourinho
Name: Marcos de Magalhães Tourinho Title: Investor Relations Officer